Givsum Inc.

(a Delaware Corporation)

Unaudited Financial Statements

Period of January 1, 2019 through December 31, 2020

Reviewed by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Givsum Inc.

Table of Contents

Independent Accountant's Review Report   FS-3

Financial Statements and Supplementary Notes

    Balance Sheet as of December 31, 2019 and December 31, 2020   FS-4

    Income Statement for the period of January 1, 2019 through December 31, 2020   FS-5

    Statement of Changes in Shareholders' Equity for the period of January 1, 2019 through December 31, 2020   FS-6

    Statement of Cash Flows for the period of January 1, 2019 through December 31, 2020   FS-7

    Notes and Additional Disclosures to the Financial Statements as of December 31, 2020   FS-8



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

December 8, 2021

To: Board of Directors of Givsum Inc.
          Attn: Shawn Wehan, CEO

Re: 2020 and 2019 Financial Statement Review

We have reviewed the accompanying financial statements of Givsum Inc. (the "Company"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of January 1, 2019 through December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Givsum Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

TaxDrop LLC
A New Jersey CPA Company

Givsum, Inc.
BALANCE SHEET
Years Ended December 31, 2020 and December 31, 2019
(Unaudited)

ASSETS	2020	2019
Current Assets		
Cash and cash equivalents	16,185	31,846
Total Current Assets	**16,185**	**31,846**
Other Assets		
Prepaids	2,108	0
Total Assets	**18,293**	**31,846**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	93,387	19,588
Accrued Liabilities	0	1,200
Payroll Liabilities	1,129	1,588
Total Current Liabilities	**94,516**	**22,376**
Long-Term Liabilities		
Related Party Loans	24,460	40,000
PPP Loan	53,610	0
Total Long-Term Liabilities	**78,070**	**40,000**
Total Liabilities	**172,586**	**62,375**
Stockholders' equity		
Common Stock, $0.0001 par value; 50,000,000 authorized; 9,104,080 issued and outstanding as of December 31, 2020 and 2019, respectively	910	910
Additional Paid in capital - common stock	0	0
Subscription receivable	(910)	(910)
Preferred Stock, $0.0001 par value; 20,000,000 authorized; 5,213,786 and 3,671,803 issued and outstanding as of December 31, 2020 and 2019, respectively	3,276	1,563
Additional Paid in capital - preferred stock	1,241,536	1,001,024
Additional Paid-In Capital - Stock Options	3,270	3,270
Additional Paid-In Capital - Warrants	35,065	26,766
Retained Earnings	(1,437,439)	(1,063,152)
Total Stockholders' Equity	**(154,293)**	**(30,529)**
Total Liabilities and Stockholders' Equity	**$ 18,293**	**$ 31,846**

See accompanying notes to the financial statements

Givsum, Inc.
INCOME STATEMENT
Years Ended December 31, 2020 and December 31, 2019
(Unaudited)

	2020	2019
Revenues	15,812	3,846
Cost of revenues	-	-
Net Profit	**15,812**	**3,846**
Operating Expenses		
General and administrative	36,151	36,878
Payroll	179,467	85,979
Professional Services	191,636	299,770
Advertising	2,734	4,393
Total Operating Expenses	**409,989**	**427,020**
Other Income		
Other income/expense	19,890	1,380
Total Operating Expenses	**19,890**	**1,380**
Net Income (Loss)	**(374,287)**	**(424,554)**

See accompanying notes to the financial statements

Givsum, Inc.

STATEMENT OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2020 and 2019

(Unaudited)

	Common Stock		Additional Paid-In Capital - Common Stock	Preferred Stock		Additional Paid-In Capital - Preferred Stock	Subscription receivable	Additional Paid-In Capital - Stock Options	Additional Paid-In Capital - Warrants	Retained Earnings	Total Stockholders' Deficit
	Shares	Par Value		Shares	Par Value						
Balance as of January 1, 2019	**9,104,080**	**910**	**-**	**2,153,345**	**215**	**590,564**	**(910)**	**3,270**	**5,273**	**(638,598)**	**(39,276)**
Issuance Preferred Stock	-	-	-	1,347,791	1,348	410,460	-	-	21,493	-	433,301
Net loss	-	-	-	-	-	-	-	-	-	(424,554)	(424,554)
Balance as of December 31, 2019	**9,104,080**	**910**	**-**	**3,501,136**	**1,563**	**1,001,024**	**(910)**	**3,270**	**26,766**	**(1,063,152)**	**(30,529)**
Issuance Preferred Stock	-	-	-	1,712,650	1,713	240,512	-	-	8,299	-	250,523
Net loss	-	-	-	-	-	-	-	-	-	(374,287)	(374,287)
Balance as of December 31, 2020	**9,104,080**	**910**	**-**	**5,213,786**	**3,276**	**1,241,536**	**(910)**	**3,270**	**35,065**	**(1,437,439)**	**(154,293)**

See accompanying notes to the financial statements

Givsum, Inc.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2020 and 2019
(Unaudited)

	2020	2019
Cash Flows from Operating Activities		
Net Income (Loss)	$ (374,287)	$ (424,554)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Changes in operating assets and liabilities:		
Increase (Decrease) in Other Assets	-	5,000
Increase (Decrease) in Prepaid Expenses	(2,108)	-
Increase (Decrease) in Accrued Liability	(1,200)	1,200
Increase (Decrease) in Accounts Payable	73,799	19,588
Increase (Decrease) in Payroll Liabilities	(458)	1,115
Net cash provided by (used in) operating activities	**(304,254)**	**(397,652)**
Cash Flows from Investing Activities		
Net cash used in investing activities	-	-
Cash Flows from Financing Activities		
Issuance of Preferred Stocks	242,224	411,808
Issuance of Warrants	8,299	21,493
Repayment related party loans	(15,540)	(10,080)
PPP Loan	53,610	-
Net cash used in financing activities	**288,593**	**423,221**
Net change in cash and cash equivalents	**(15,661)**	**25,569**
Cash and cash equivalents at beginning of period	31,846	6,277
Cash and cash equivalents at end of period	**$ 16,185**	**$ 31,846**

See accompanying notes to the financial statements

GIVSUM, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019

NOTE 1 – NATURE OF OPERATIONS

Givsum, Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on March 27, 2015. The Company is a robust fundraising and engagement platform for nonprofit organizations, which includes a real-time online auction component. The Company's headquarters are in Newport Beach, California. The company began operations in 2015.

Since Inception, the Company has relied on contributions from owners, the issuance of convertible notes, and securing loans to fund its operations. As of December 31, 2020, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 8). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $16,185 and $31,846 of cash on hand, respectively.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the periods ending December 31, 2020 and 2019 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020 and 2019, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling various levels of subscriptions through the platform. The Company's payments are generally collected upfront. For years ending December 31, 2020 and 2019, the Company recognized $15,812 and $3,846 in revenue.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $2,734 and $4,393, respectively, for the years ended December 31, 2020 and 2019.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – LOANS

PPP Loan

In April 2020 the Company entered into a Paycheck Protection Program Loan ("PPP Loan") through the Small Business Administration through First Republic for a total of $53,610. The loan matures on April 2022 and has an interest rate of 1.00%. The Company has been granted forgiveness for a partial portion of the loan for costs incurred for payroll costs, payment on a covered rent obligation, and any covered utility payment. The SBA forgave $50,175.05 and the Company was responsible for the remaining balance of $3,434.95 with $33.22 of accrued interest on that balance.

NOTE 4 – RELATED PARTY

The Company received advances from related parties in the form of loans. As of December 31, 2020 and 2019, the balance of the advances from related parties was $24,460 and $40,000, respectively. These advances have no interest rate or specified maturity date.

NOTE 5 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2020 and 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 6 – EQUITY

The Company authorized a total of 70,000,000 shares across the following two classes: 50,000,000 shares shall be common stock at $0.0001 par value and 20,000,000 shares of preferred stock at $0.0001 par value. Of the 50,000,000 shares of Common Stock, 8,200,000 are specifically designated as "Non-Voting Common Stock" and 23,000,000 are hereby designated as "Voting Common Stock". Of the 20,000,000 shares of Preferred Stock, 3,000,000 are specifically designated as "Series A Preferred Stock", 2,000,000 are hereby designated as "Series A-1 Preferred Stock" ("Series A-1 Preferred Stock"), and (iii)1,450,000 are hereby designated as "Series A-2 Preferred Stock).

In 2020 and 2019, there were no additional shares of common stock issued. As of December 31, 2020 and December 31, 2019 9,104,080 shares of common stock were issued and outstanding, carrying forward from prior year balances.

In 2019, the Company issued 1,347,791 shares of preferred stock for a total consideration of $433,301. In 2020, the Company issued an additional 1,712,650 shares of preferred stock for total consideration of $250,523. Some of the shares were issued with a detachable warrant for future right to purchase up to 979,864 units. These warrants have not yet been exercised, and expire three years after their respective issue date. At the time of issuance, the Company's fair value per unit was approximately $0.04 per unit. As of December 31, 2020 and December 31,2019 5,213,786 and 3,501,136 shares of preferred stock were issued and outstanding.

NOTE 7 – EQUITY-BASED COMPENSATION

In 2016, the Company adopted a 2016 Stock Incentive Plan ("2016 Plan") which permits the grant or option of shares to its employees for up to 2,000,000 shares of common stock.

The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest upon grant. As of December 31, 2020 and December 31, 2019, 1,513,334 options to purchase stock were issued, outstanding and fully vested, carrying forward from issuances in prior years. No additional stock options were issued during 2020 and 2019.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2020 and 2019

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder Portal LLC. The Intermediary will be entitled to receive a 7.5% commission fee in this offering.

Stock Issuance

In 2021, the Company issued an additional 400,745 shares of preferred stock in exchange for $371,261.

Management's Evaluation

Management has evaluated subsequent events through December 8, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.